SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



July 25, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

Earnings Release Q2 2008

Samsung Electronics

July 2008

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q2 2008 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media ;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Sales and Profits

(Unit : Trillion KRW)

	2Q '08	Q-on-Q	1Q '08	2Q '07	Y-on-Y
Sales	**18.14**	*6%*	**17.11**	**14.63**	***24%***
Gross Profit	**5.11**	*9%*	**4.69**	**3.34**	***53%***
(Margin)	*(28%)*		*(27%)*	*(23%)*	
SG&A	3.21	*27%*	2.53	2.43	*32%*
Operating Profit	**1.89**	***-12%***	**2.15**	**0.91**	***108%***
(Margin)	*(10%)*		*(13%)*	*(6%)*	
Non-operating income	0.68	*47%*	0.46	0.71	*-4%*
Pre-Tax Income	**2.57**	***-2%***	**2.62**	**1.62**	***59%***
(Margin)	*(14%)*		*(15%)*	*(11%)*	
Income Tax	0.43	*1%*	0.43	0.20	*121%*
Net Income	**2.14**	***-2%***	**2.19**	**1.42**	***51%***
(Margin)	*(12%)*		*(13%)*	*(10%)*	



Sales
20
15
10
5
Domestic
20%
Export
80%
21%
79%
20%
80%
2Q '08
1Q '08
2Q '07



Profits
2
1
1.89
2.14
2.15
2.19
0.91
1.42
2Q '08
1Q '08
2Q '07
Operating Income
Net Income

Divisional Performance – Sales

(* Reflects May '08 Organization Restructuring. See Appendix 3 for pro forma sales.)

(Unit : Trillion KRW)

	2Q '08	Q-on-Q	1Q '08	2Q '07	Y-on-Y
Semiconductor	**4.58**	*4%*	**4.39**	**4.26**	*7%*
Memory	3.21	*8%*	2.96	3.08	*4%*
System LSI	0.77	*10%*	0.70	0.65	*19%*
L C D	**4.71**	*9%*	**4.34**	**3.34**	*41%*
Telecom	**6.14**	*2%*	**5.99**	**4.85**	*27%*
Handsets	5.40	*5%*	5.15	4.23	*28%*
Digital Media	**2.56**	*15%*	**2.23**	**2.07**	*24%*
Appliances	1.11	*35%*	0.82	0.95	*17%*
Total	**18.14**	*6%*	**17.11**	**14.63**	*24%*

【Consolidated Basis※】	2Q '08	1Q '08	2Q '07
Semiconductor	5.24	4.87	4.76
L C D	3.94	3.65	3.03
Telecom	7.87	7.48	6.08
Digital Media	10.33	8.45	6.99

※ The consolidated sales figures are net sales (They exclude interdivisional sales)

→ Including interdivisional sales, consolidated sales for 2Q '08 : Semiconductor - 5.73 trillion won, LCD - 5.54 trillion won

Divisional Performance – Operating Profit

(* Reflects May '08 Organization Restructuring. See Appendix 3 for pro forma operating profit.)

(Unit : Trillion KRW)

	2Q '08	Q-on-Q	1Q '08	2Q '07	Y-on-Y
Semiconductor	**0.27**	*38%*	**0.19**	**0.33**	*-18%*
(Margin)	*(6%)*		*(4%)*	*(8%)*	
L C D	**1.00**	*-1%*	**1.01**	**0.29**	*244%*
(Margin)	*(21%)*		*(23%)*	*(9%)*	
Telecom	**0.79**	*-15%*	**0.93**	**0.37**	*114%*
(Margin)	*(13%)*		*(15%)*	*(8%)*	
Digital Media	**-0.16**	-	**0.04**	**-0.07**	*137%*
(Margin)	*(-6%)*		*(2%)*	*(-3%)*	
Total	**1.89**	*-12%*	**2.15**	**0.91**	*108%*
(Margin)	*(10%)*		*(13%)*	*(6%)*	

【Consolidated Basis※】	2Q '08	1Q '08	2Q '07
Semiconductor	0.30	0.20	0.34
L C D	1.05	1.08	0.31
Telecom	0.89	1.10	0.52
Digital Media	0.14	0.21	0.26

※ The consolidated OP is provided to enhance the understanding of the investors.

Financial Structure

(Unit : Trillion KRW)



Assets
70
50
30
10
59.3
4.1
5.2
29.8
20.2
67.5
7.2
5.9
30.7
23.7
71.0
6.4
7.8
31.5
25.3
Cash *
A/R & Inventories
PP & E
Others
2Q '07
1Q '08
2Q '08
Liabilities & Equity
70
50
30
10
0.1
12.4
46.8
0.1
14.3
53.1
0.1
14.7
56.2
Debt
Other Liabilities
Shareholders' Equity
2Q '07
1Q '08
2Q '08

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Key Ratios

	2Q '07	1Q '08	2Q '08
Debt / Equity	0.2%	0.2%	0.2%
Net Debt / Equity	-8.6%	-13.4%	-11.2%
Return on Equity	12.5%	16.7%	15.7%
Return on Asset	9.8%	13.2%	12.4%

Cash Flow

2Q '08

Cash Inflow	Cash Outflow
Net Cash Decrease 0.82	Finance 0.96
Operation 3.01	Investment 2.86

(Unit : Trillion KRW)

	2Q '08	1Q '08
Cash* (Beginning of period)	**7.20**	**7.81**
Cash flow from Operation	**3.01**	**2.66**
Net profit	*2.14*	*2.19*
Depreciation	*1.86*	*1.88*
(Income) Loss from equity method	*-0.61*	*-0.52*
Increase (Decrease) in working capital, etc.	*-0.38*	*-0.89*
Cash flow from Investment	**-2.86**	**-3.29**
CAPEX	*-2.71*	*-2.83*
Cash flow from Finance	**-0.96**	**0.01**
Dividend	*-1.10*	-
Decrease of short-term borrowings	-	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.14*	*0.01*
Net increase in cash	**-0.82**	**-0.61**
Cash* (End of period)	**6.38**	**7.20**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

※ '08 consolidated capital expenditures : 12.5 trillion won

- **Memory : 7 trillion won plus**
- **LCD : Approx. 4.5 trillion won**

Semiconductor

Q2 Result Analysis

DRAM Module Penetration in US



100%
80%
60%
40%
20%
4GB
3GB
2GB
1GB
512MB
'07.Q3
'07.Q4
'08.Q1
'08.Q2

(Source: NPD)

8" NAND Production Ratio



37%
33%
28%
26%
'08.Q1
'08.Q2
'08.Q3
'08.Q4
8"
12"

(Source: SEC)

Memory

- **DRAM: Limited market recovery despite DDR2 price increase**
  ☞ **SEC: Cost improvement via stable yields from 1Gb 68nm & Secure premium via product differentiation (Mobile/Server)**
  - Spot market weakness continued despite solid demand from PC OEMs
    · Accelerated adoption of 3GB+ module due to price decline
  - Increased supply with new entrants in Mobile/Graphic markets
- **NAND: Price decline persisted due to weak seasonality**
  ☞ **SEC: Enhanced competitiveness through expansion of high density (16Gb, 51nm) and differentiated products (e.g. moviNAND)**
  - ASP continued to decline due to slowdown of MP3P/Flash card contents growth (Q1 46% → Q2 17%, Gartner)
  - Despite reduced level of 8" production, oversupply continued due to channel inventory

Sys LSI

- **Maintained profitability from strong demand for DDI & Smart card IC**

TFT-LCD

Q2 Result Analysis

SEC Large Panel Shipments

(Unit: Million)


19.3
22.8
25.4
'07.Q2
'08.Q1
'08.Q2

Panel Price Trends (Market)

	'08.Q1	'08.2Q	Change
Monitor (19"W)	$124	$122	2%↓
Note PC (15.4"W)	$99	$96	3%↓
TV (40"HD)	$509	$494	3%↓

(Source: DisplaySearch, Q2)

Large Panels

- **Shipment increased QoQ despite weak seasonality**

  ☞ Large panel shipment : '08.1Q 22.8M → '08.2Q 25.4M (11%↑)

  - Monitors : Steady sales of wide & large size (20"+) monitors
  - Note PCs : Robust demand for main products (15.4" W)
  - TVs : Strong demand for TV panels led by steady sales of major TV set makers including Samsung and Sony

    ☞ Recorded 5M+ unit sales despite weak seasonality

- **IT & TV panel prices declined QoQ due to seasonality**
- **Solid results attributable to steady Note PC /TV panel demand and favorable exchange rate**

Small/Mid-Size Panels

- **Shipment growth driven by increased demand for handset panels**

  - '08.Q1 22.4M → '08.Q2 25.3M (13%↑)

Telecommunication

Q2 Result Analysis

Revenue & OP Margin



(Unit: Trillion Won)
OP Margin
15.5%
12.8%
6.0
'08.1Q
'08.2Q

Shipment



(Unit: Million)
161
200E
46.3
42.6
37.4
34.8
21%
27%
2H
45.7
46.3
4Q
3Q
2Q
1Q
'07
'08

Handsets

- **Handset sales of 45.7 mn units (1%↓ QoQ, 22%↑ YoY)**
  - Shipment declined slightly due to global economic slowdown and weak seasonal demand
  - Increased revenue amid weak demand in developed markets due to better sales of mid and high-end phones
    - · Soul (1mn+), 3Megapixel Cameraphone (24%↑ QoQ), 3G (41%↑ QoQ)
  - Increased domestic sales due to new product launches (i.e. Haptic) and 3G service roll-out
- **ASP: '08.Q1 $141 → '08.Q2 $143 (1.4% ↑ QoQ)**
  - Improved product mix due to increased sales of high-end strategic models (Soul, F480 etc.)
- **Maintained double-digit margin despite increased expenses**
  - Increased marketing expenses due to Beijing Olympics and increased costs related to new model launches and developments

Network

- **Sustained strong results due to the expansion of domestic WCDMA network**

※ Telecommunication results from 2Q include results from PC, MP3 & STB businesses transferred from Digital Media Business unit

Digital Media

Q2 Result Analysis

TV Market Share


24%
20%
16%
12%
#2
#1
#2
#1
#1
#1
PDP-TV
LCD-TV
TV Total
4Q'07
1Q'08
2Q'08(E)
※ DisplaySearch (Jun '08)

Digital Media

※ *Including overseas sales*

- **Revenue increased 22% QoQ from strong CE product sales, but OP declined due to increased price competition and rise in material costs**
- **Flat panel TV: while global demand rose 9% QoQ, Samsung shipment increased 14% QoQ, → Expect gain in M/S**
  - Flat panel TV demand: 24M (1Q) → 26M (2Q), (2M units↑ QoQ)
  - Expect LCD-TV M/S* in US to reach high 20's in Q2
- **Monitor: Continue to maintain #1 position in M/S & strengthened leadership in large-size(20"+) segment**
  - 20"+ portion out of total monitor in 2Q: Samsung 28% vs. market 22%
- **Digital appliance: Revenue increased 30% QoQ due to increased sales in US, Europe & BRICs**
  - KRW 1.8 Trillion (1Q) → 2.4 Trillion (2Q) (30%↑ QoQ)
  - Side-by-side Refrigerator: 8 consecutive years of #1 M/S** in Europe

*(*consolidated results / **based on quantity of units sold)*

Q3 Business Outlook

2008 PC Shipments

(Unit: Million)

	Q1	Q2	Q3	Q4	Total
Shipment	72	70	78	88	308
Growth Rate	-8%	-2%	10%	13%	14%
GB/sys	1.7	1.9	2.1	2.2	2.0
Growth Rate	15%	13%	8%	5%	48%

(Source: SEC)

NAND Adoption in Handsets


(Unit: MB/Sys)
600
500
400
300
200
100
0
2.5G
3G+
'05
'06
'07
'08
(Source: iSuppli, SEC)

Market

- **Expect positive seasonal effects but weaker demand possible due to macroeconomic slowdown**
- **DRAM** : Expect PC demand to increase 10% in Q3 (QoQ) but expect MB/Sys growth to slow due to high DRAM price (Q2 13% → Q3 8%)
- **NAND** : Expect demand to pick up from launching of new products but demand for consumer products may be adversely affected by the economic slowdown
  - Rising demand for smart-phones (16GB) & low-cost PCs (8~32GB)

Samsung

- **DRAM : Maximize production via 56nm ramp-up**
  - Enhance cost competitiveness & Stable supply to major OEMs
  - Maintain price premium via differentiated high-capacity products
- **NAND : Reinforce cost competitiveness via 42nm ramp-up**
  - Maintain profitability via high-density products(16GB+) sales increase
  - Actively develop next generation market such as SSDs
- **Sys LSI : Maximize the strengths of Samsung mobile solution**

Q3 Business Outlook

'08 Panel Demand Outlook

(Unit: Million, Million m^2)

	1H	2H		HoH
		3Q	4Q	
Note PCs	67	38	39	14%
Monitors	94	49	50	5%
TVs	56	32	33	16%
Total	217	119	122	11%
Area	31.9	18.0	18.5	15%

(Source: DisplaySearch, Q2)

Area Breakdown (Market)


52%
55%
57%
14%
14%
13%
'07.Q3
'08.Q2
'08.Q3
Note
Monitor
TV

(Source: DisplaySearch, Q2)

Market

- **Expect shipment increase led by seasonal demand pick up**
  - ※ **Risk of demand slowdown remains due to global economic uncertainties and high oil prices**
- IT Panels : Expect shipment increase due to "Back-to-School" demand
  - ☞ Expect steady sales growth of wide (16:9) and large-size panels
- TV Panels : Expect TV set makers' demand growth from seasonality
  - ☞ Need to continuously monitor sell-through & market conditions

Samsung

- **IT : Focus on sales of profitable product mix & strategic products (e.g. LED, 16:9, Slim & Light, Wide, etc.)**
- **TV : Enhance our dominant position in large size (46+") TV market through ramp-up of Gen 8-1 line phase 2**
  - Expand sales of premium products (FHD, 120Hz, etc)
- **Small/Mid-size Panels : Expect shipment increase led by mid-size and high-resolution panels**
  - Expect 30% QoQ shipment increase

Telecommunication

Q3 Business Outlook

Global demand



Global Shipment
3G portion
Smartphone portion
(Unit: Million)
989
1,130
1,230
9%
8%
15%
11%
21%
14%
'06
'07
'08(E)

(Source: Gartner, SEC)

Premium Line-up



i900 [Omnia]
M800 [Instinct]
U900 [Soul]
F480 [TouchWiz]
i8510 [INNOV8]

Market

- **2H demand to increase due to seasonality and new product launches despite economic slowdown and inflation concerns**
  - Continued growth of emerging market demand (i.e. India, Africa) and stronger seasonal demand
  - Replacement demand to increase due to new product launches and 3G market expansion
  - ☞ More than 10% increase from 1H of the year
- **Expect intensified competition within the high-end segment due to new smartphone and touchscreen phone launches**

Samsung

- **Expect shipment to increase due to strengthened product portfolio & distribution channel expansion**
  - Current strategic product sales to increase: U900, F480, M800 etc.
  - Reinforce premium product portfolio: smartphone, touchscreen, 3G
    - · Global launch of 'Omnia', introduction of 8M smartphone (i8510)
  - Strengthen distribution channels in emerging markets (i.e. China, India etc.) with launch of new strategic models

Q3 Business Outlook

TV Market Forecast


(Unit: Million)
PDP
LCD
35
31
55
49
50
44
38%↑
69
61
1H'07
2H'07
1H'08
2H'08

(DisplaySearch Jun '08)

Laser Printer Market


(Unit: Million)
Color
B&W
37
31
41
34
43
8
36
'07
'08
'09

(IDC Jun '08)

Market

- **Expect flat panel TV demand to reach 69M units in 2H(38%↑HoH)**
  - Demand growth led by drop in large TV prices
  - Continuous growth of 40"+ & Full HD segments in the emerging market
  - ☞ Possible reduction in consumer consumption due to global economic slowdown (e.g. high oil prices, inflation)
- **Expect total laser printer and multifunction printer market to reach 21M units in 2H (10%↑HoH)**
  - Market growth led by color laser & multifunction printers under $1,000

Samsung

- **Expect to surpass flat panel TV target for '08 (21M units + a), but pressure on margin from fierce price competition remains**
  - Expand premium product line-up by launching differentiated new products (120Hz, Slim design, etc)
  - Expand retail channels, increase B2B sales, and expand M/S in emerging markets
- **Expect corporate-use laser printer sales to increase**
  - Continue to expand corporate-use laser printer line-up & sales channels

[Appendix 1] Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '08 (A)	1Q '08 (B)	2Q '07 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	180,301	169,111	126,143	11,190	54,158
- Cash & Cash Equivalents	53,563	61,758	33,479	-8,195	20,085
- Marketable Securities	10,269	10,239	7,611	30	2,658
- A/R	39,245	23,640	20,216	15,605	19,029
- Inventories	38,570	35,681	31,745	2,889	6,825
- Other Current Asset	38,654	37,793	33,093	861	5,561
Non Current Assets	529,275	506,387	466,359	22,888	62,916
- Investment	197,892	182,791	151,262	15,103	46,632
- PPE	314,942	307,000	298,021	7,942	16,921
- Intangible Assets	6,068	5,756	5,432	312	636
- Other Non Current Asset	10,373	10,840	11,644	-468	-1,272
Total Assets	709,576	675,497	592,502	34,079	117,074
Liabilities	148,053	144,055	124,373	3,998	23,680
- Debts	948	892	871	56	77
- Trade Accounts and N/P	27,814	26,432	21,588	1,381	6,225
- Other Accounts and N/P	33,092	31,225	24,931	1,856	8,150
- Accrued Expenses	39,421	32,807	30,226	6,614	9,195
- Income Tax Payable	6,816	7,499	10,474	-683	-3,658
- Other Liabilities	39,962	45,200	36,283	-5,227	3,691
Shareholders' Equity	561,523	531,442	468,130	30,081	93,393
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	65,908	65,482	63,645	426	2,263
- Capital Adjustments	-86,041	-87,342	-87,384	1,301	1,343
- Accumulated Other Comprehensive Income	29,751	22,816	16,570	6,935	13,181
- Retained Earnings	542,930	521,511	466,324	21,419	76,606
Total Liabilities & Shareholder's Equity	709,576	675,497	592,502	34,079	117,074

※ In accordance with amendments of SKFAS No. 15, "Equity-method Investments", the company separated its changes in accumulated other comprehensive income by equity-method investments into capital surplus, capital adjustments and accumulated other comprehensive income. The Company's non-consolidated financial statements for the year ended December 31, 2007, presented herein for comparative purposes, have been restated to reflect this change.

[Appendix 2] Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '08 (A)	%	1Q '08 (B)	%	2Q '07 (C)	%	Q-on-Q (A - B)	Y-on-Y (A - C)
Sales	181,391	100%	171,073	100%	146,329	100%	10,318	35,062
- Domestic	36,726	20.2%	35,967	21.0%	29,947	20.5%	759	6,779
- Export	144,665	79.8%	135,107	79.0%	116,382	79.5%	9,558	28,283
Cost of Sales	130,337	71.9%	124,203	72.6%	112,897	77.2%	6,134	17,440
Gross Profit	51,054	28.1%	46,870	27.4%	33,432	22.8%	4,184	17,622
SG&A	32,116	17.7%	25,330	14.8%	24,325	16.6%	6,786	7,791
- Wages & Fee	4,506	2.5%	3,894	2.3%	3,760	2.6%	612	746
- Marketing Expenses	10,397	5.7%	6,376	3.8%	6,315	4.3%	4,021	4,082
- R&D / Royalty Expenses	10,891	6.0%	9,593	5.6%	9,195	6.3%	1,299	1,697
Operating Profits	18,938	10.4%	21,540	12.6%	9,107	6.2%	-2,602	9,831
Non OP Income & Expenses	6,805	3.8%	4,616	2.7%	7,076	4.8%	2,189	-271
- F/X Gain (or Loss)	-501	-0.3%	-1,190	-0.7%	-338	-0.2%	689	-163
- Gain (or Loss) on Foreign Currency Translation	77	0.0%	-1,242	-0.7%	711	0.5%	1,319	-634
- Gain (or Loss) on Equity Investment	6,073	3.3%	5,184	3.0%	5,556	3.8%	888	517
Income before Income Taxes	25,742	14.2%	26,157	15.3%	16,183	11.1%	-415	9,559
- Income Taxes	4,323	2.4%	4,281	2.5%	1,958	1.3%	42	2,365
Net Income	21,419	11.8%	21,876	12.8%	14,225	9.7%	-457	7,194

[Appendix 3] Divisional Sales and Operating Profit : Before & After Restructuring

☐ Parent Basis

[Trillion KRW]

		Before Restructuring (A)			After Restructuring (B)			Differences (B - A)		
		2Q '08	1Q '08	2Q '07	2Q '08	1Q '08	2Q '07	2Q '08	1Q '08	2Q '07
Sales	Telecom	5.82	5.55	4.50	6.14	5.99	4.85	0.32	0.44	0.35
	Digital Media	1.75	1.83	1.45	2.56	2.23	2.07	0.81	0.40	0.62
	Digital Appliance	1.11	0.82	0.95	-	-	-	-1.11	-0.82	-0.95
OP	Telecom	0.80	0.92	0.35	0.79	0.93	0.37	-0.01	0.01	0.02
	Digital Media	-0.21	0.03	-0.06	-0.16	0.04	-0.07	0.05	0.01	-0.01
	Digital Appliance	0.03	0.02	0.00	-	-	-	-0.03	-0.02	0.00
OPM	Telecom	*14%*	*16%*	*8%*	*13%*	*15%*	*8%*	*-1%p*	*-1%p*	*0%p*
	Digital Media	*-12%*	*1%*	*-4%*	*-6%*	*2%*	*-3%*	*6%p*	*0%p*	*1%p*
	Digital Appliance	*3%*	*3%*	*0%*	-	-	-	*-3%p*	*-3%p*	*0%p*

☐ Consolidated Basis

[Trillion KRW]

		Before Restructuring (A)			After Restructuring (B)			Differences (B - A)		
		2Q '08	1Q '08	2Q '07	2Q '08	1Q '08	2Q '07	2Q '08	1Q '08	2Q '07
Sales	Telecom	7.19	6.65	5.44	7.87	7.48	6.08	0.68	0.83	0.64
	Digital Media	8.51	7.42	5.72	10.33	8.45	6.99	1.82	1.03	1.27
	Digital Appliance	2.41	1.83	1.89	-	-	-	-2.41	-1.83	-1.89
OP	Telecom	0.91	1.06	0.47	0.89	1.10	0.52	-0.02	0.04	0.05
	Digital Media	0.04	0.21	0.23	0.14	0.21	0.26	0.10	0.00	0.03
	Digital Appliance	0.10	0.03	0.07	-	-	-	-0.10	-0.03	-0.07
OPM	Telecom	*13%*	*16%*	*9%*	*11%*	*15%*	*9%*	*-1%p*	*-1%p*	*0%p*
	Digital Media	*0%*	*3%*	*4%*	*1%*	*2%*	*4%*	*1%p*	*0%p*	*0%p*
	Digital Appliance	*4%*	*2%*	*4%*	-	-	-	*-4%p*	*-2%p*	*-4%p*

※ Changes due to Orgainzation Restructuring (Effective May 22, 2008)

- Digital Appliance Business, transferred to Digital Media Business
- Computer Business, transferred from Digital Media to Telecommunication
- MP3P, STB Business, moved from Digital Media to Telecommunication


SAMSUNG

ELECTRONICS

July 25, 2008

Addition of an Overseas Subsidiary in Consolidated Financial Statements

Suzhou Samsung Electronics Export Co., LTD. (SSEC-E) will be included in the consolidated financial statements of Samsung Electronics as it meets necessary conditions for consolidation.

The reason for addition of an overseas subsidiary is to reinforce competitiveness of electronics business by establishing an affiliate in Export Processing Zone of China.

This move brings Samsung Electronics' total number of affiliates from 333 to 334.


SAMSUNG

ELECTRONICS

July 25, 2008

Cancellation of Option Grants

On July 25 of 2008, it was reported to the BOD of Samsung Electronics that seven former executives who retired in April 2008 gave up their stock options to purchase 11,610 common shares of the Company, by submitting the waiver.

▫ Details

Name	Relationship to the Company	Number of Shares Subject to Option Cancellation
Kyung Do Kim	Former executive	1,145
Bong Nam Kim	Former executive	1,145
Sung Chil Park	Former executive	3,270
Jong Dae Park	Former executive	1,635
Hae Dong Oh	Former executive	1,145
Bum Il Lee	Former executive	1,635
Kyu Ha Jung	Former executive	1,635

* Total Stock options granted as of July 25 of 2008: 2,692,734 shares

(This excludes exercised, cancelled, and invalid stock options.)


SAMSUNG

Establishment of Transactions Ceiling with Financial Affiliates

On July 25 of 2008, the BOD of Samsung Electronics authorized the Company to establish a ceiling amount of KRW 5 trillion on the annual transaction volume with Samsung Investment Trust Management.

▫ **Details**

- Party involved: Samsung Investment Trust Management
- Transaction target: Beneficiary Certificate
- Ceiling Amount: KRW 5 trillion
- Transaction Purpose: To stabilize asset management and improve profitability
- Period of Validity: July 25, 2008 ~ July 24, 2009


SAMSUNG

Donation

1. On July 25 of 2008, the BOD of Samsung Electronics authorized a KRW 25 billion in donation to a related party to the Company, Sungkyunkwan University.

2. On July 25 of 2008, the BOD of Samsung Electronics authorized a KRW 32 billion in donation to a related party to the Company, the Samsung Life Public Welfare Foundation.

※ Note: Pursuant to the Fair Trade Act, a donator is required to disclose the transaction if the amount of donation exceeds KRW 10 billion and the receiving party is a financial affiliate of the donator.


SAMSUNG

Interim Cash Dividend

On July 25, 2008, the BOD of Samsung Electronics authorized cash dividend.

The details of dividend are described below.

▫ **Details**

1. Dividend per share
   - Common stock: KRW 500 (Dividend yield: 0.08%)
   - Preferred stock: KRW 500 (Dividend yield: 0.11%)
2. Total payout: KRW 73,410,967,000
3. Record date: June 30, 2008
4. Scheduled payout date: August 25, 2008

※ In accordance with the Code of Commerce, dividend is required to be paid to shareholders within one month following the BOD authorization.


SAMSUNG

ELECTRONICS

Joint Venture with Samsung SDI

On July 25 of 2008, the BOD of Samsung Electronics(SEC) authorized the Company to establish a joint venture with its affiliate, Samsung SDI to improve competitiveness of its AMOLED and small to mid-size LCD businesses.

▫ **Details**

- Total Investment: KRW 938.5 billion will be invested by SEC
- Both SEC and Samsung SDI will own 50% stake of the joint venture company.
- The investment plan is subject to change, as the final decision will be made after the plan is authorized at the shareholders' meeting of Samsung SDI.
- No decision has been made on the name of the joint venture.
- Related Public Disclosure: "Response to Disclosure Inquiry Regarding Samsung Electronics' Foundation of a Separate Corporation for OLED Business with Samsung SDI" dated June 17 of 2008


SAMSUNG

ELECTRONICS

Purchase of Property & Casualty Insurance Policy

On July 25 of 2008, the BOD of Samsung Electronics authorized the purchase of the following insurance policy.

▫ **Details**

1. Name of Insurer: Samsung Fire & Marine Insurance Co., Ltd.

2. Date of Purchase: August 1, 2008

3. Type of Insurance: Property & Casualty

4. Terms and Conditions
- Amount of Insurance Premium: KRW 90.2 billion
- Insurance Benefit Ceilings
  Semiconductor and LCD factories/equipments: KRW 3.5trillion
  Telecommunication factories/equipments: KRW 2.5 trillion
- Coverage Period: August 1, 2008 ~ July 31, 2009
- Mode of Payment: Lump-sum payment

5. Purchase of Insurance Policy: To cover damages or loss from fire or other accidents at our semiconductor, LCD and telecommunication factories.

END